SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 14, 2004

C. R. BARD, INC.
(Exact Name of Registrant as Specified in Charter)

New Jersey	001-6926	22-1454160
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

730 Central Avenue Murray Hill, New Jersey	07974
(Address of Principal Executive Office)	(Zip Code)

(908) 277-8000
(Registrant's Telephone Number, Including Area Code)

ITEM 5.   Other Events and Required FD Disclosure.

C. R. Bard today announced that in connection with the legal action entitled Nelson N. Stone, M.D., et al. v. C. R. Bard, Inc., et. al., it has agreed with the plaintiffs to settle the litigation for $23.0 million. Under the terms of the agreement, the company will also pay $19.0 million to terminate its ongoing commercial arrangements under an asset purchase agreement with the plaintiffs that otherwise would have expired in 2008.

In connection with the settlement, in the first quarter of 2004 the company will reverse $16.0 million of the $58.0 million pre-tax charge recorded for the original verdict in the fourth quarter of 2003. The settlement payments will not have a material adverse impact on the company's liquidity.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

C. R. BARD, INC.

By: /s/ Todd C. Schermerhorn
Name: Todd C. Schermerhorn
Title: Senior Vice President and
           Chief Financial Officer

April 14, 2004